Exhibit 21.1
SUBSIDIARIES OF
MARTIN MIDSTREAM PARTNERS L.P.

Subsidiary	Jurisdiction of Organization
Martin Operating GP LLC	Delaware
Martin Operating Partnership L.P.	Delaware
Prism Gas Systems GP, L.L.C.	Texas
Prism Gas Systems I, L.P.	Texas
McLeod Gas Gathering and Processing Company, L.L.C.	Louisiana
Prism Gulf Coast Systems, L.L.C.	Texas
Woodlawn Pipeline Co., Inc.	Texas
Prism Liquids Pipeline LLC	Texas